FORM 15
         (As adopted in Release No. 34-20784 March 22,1984.49F.R.12688)

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington DC 20549



                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission file number 0-17091

                 CSA Income Fund Limited Partnership II
       (Exact name of registrant as specified in its charter)

22 Batterymarch St., Boston, Massachusetts                02109
(Address of principal executive offices)               (Zip Code)

                               (617)357-1700
          (Registrant's telephone number, including area code)

Limited Partnership Unit
(Title of each class of securities covered by this Form)

Titles of all other classes of securities for which a duty to file Reports under section 13(a) or 15(d) remains

Please place an X in the box(es) to designate the appropriate rule Provision(s) relied upon to terminate or suspend the duty to file
Reports:
              Rule 12g-4(a)(1)(i)  [X]   Rule 12h-3(b)(1)(ii)  [ ]
              Rule 12g-4(a)(1)(ii) [ ]
              Rule 12g-4(a)(2)(i)  [ ]   Rule 12h-3(b)(2)(i)   [ ]
              Rule 12g-4(a)(2)(ii) [ ]   Rule 12h-3(b)(2)(ii)  [ ]
              Rule 12h-3(b)(1)(i)  [ ]   Rule 15d-6            [ ]

Approximate number of holders of record as of the certification or
notice date    0

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:                                         /s/ Richard P. Timmons
                                              Corporate Controller
                                              Principal Accounting and
                                              Finance Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of
1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under signature.